

November 29, 2010

William J. Delaney
Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099

> **Re: Sysco Corporation**
> **Form 10-K for the Fiscal Year Ended July 3, 2010**
> **Filed August 31, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 29, 2010**
> **Form 10-Q for the Fiscal Period Ended October 2, 2010**
> **Filed November 9, 2010**
> **File No. 001-06544**

Dear Mr. Delaney:

We have reviewed your response to our comment letter and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel's letter to us dated November 18, 2009. Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

<u>Form 10-Q for the Fiscal Period Ended October 2, 2010</u>

2. In future filings, please delete the language in the second and third sentences in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: B. Joseph Alley, Jr.
        Via Facsimile